Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

March 6, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom
Andrew Blume
Jason Niethamer
Jacqueline Kaufman

Re:	SunEdison Emerging Markets Yield, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 10, 2014 CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, SunEdison Emerging Markets Yield, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), a third Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated December 5, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Confidential Draft Registration Statement on Amendment No. 1 to Form S-1 submitted to the SEC on November 10, 2014. In addition to responding to the Staff’s comments, the Amendment updates the historical financial information of the Company’s predecessor business to include the year ended December 31, 2014 and adds several new projects to the Company’s initial energy project portfolio. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing  Hong Kong  Houston  London  Los Angeles  Munich  New York  Palo Alto  San Francisco  Shanghai  Washington, D.C.

Securities and Exchange Commission

March 6, 2015

Summary, page 1

1. Please prominently disclose the purchase price for each of your initial portfolio acquisitions.

Response

As disclosed on page 14 of the Prospectus (and elsewhere throughout the Prospectus), our Sponsor will transfer, as one or more capital contributions, all of the projects included in our initial portfolio. These projects are currently owned by our Sponsor and were not acquired by our Sponsor from a third party in contemplation of our initial public offering. Our Sponsor will not receive any specific consideration with respect to the contribution of these assets. To the extent we or our Sponsor acquire projects from a third party to be included in our initial portfolio, we will revise the Prospectus to include disclosure of the relevant purchase price.

Estimated cash available for distribution for the twelve months ending December 31, 2015 and June 30, 2016, page 90

2. Please populate your historical and projected cash available for distribution tables in your next amendment. Although we understand certain figures may not be determinable at the present time, it appears several figures are readily available.

Response

At this time, we have not yet finalized the size of the offering or the other adjustments necessary to prepare the unaudited statement of operations for the year ended December 31, 2014. In addition, we have not yet finalized our projected statement of operations for the twelve months ending December 31, 2015 and June 30, 2016. As a result, we are unable to complete the financial tables on pages 91 and 94 of the Prospectus at this time. We expect to be able to do so in connection with the filing of our next amendment to the Registration Statement.

3. We have reviewed your response to comment 14 from our letter dated October 29, 2014. Although your response indicates that you presented cash available for distribution for the twelve months ended June 30, 2015, your disclosures throughout this section indicate that the projected period relates to the twelve months ended June 30, 2016. Please address this apparent inconsistency and, if the period does relate to the twelve months ended June 30, 2016, please tell us why you present projections for this period.

Response

Our response to comment 14 from the Staff’s letter dated October 29, 2014 incorrectly referred to the projected period as the twelve months ending June 30, 2015 instead of June 30, 2016. We currently expect to complete the offering prior to the end of the second quarter of 2015. As a result, we have included the projected period for the twelve months ended June 30, 2016 to provide investors with an estimate of our operating results for the first twelve months following the completion of the offering. We believe including this period will provide investors with meaningful information regarding the potential operating results of our initial project portfolio.

Securities and Exchange Commission

March 6, 2015

Unaudited pro forma condensed financial statements, page 97

4. We have reviewed your response to comment 16 from our letter dated October 29, 2014. Please explain why your pro forma statements of operations reflect interest expense related to your Bridge Facility. For example, clarify and disclose if your pro forma financial statements assume that you will not repay all Bridge Facility borrowings with the offering proceeds.

Response

We have revised the disclosure on page 101 of the Prospectus to eliminate any interest expense related to the Bridge Facility. Based on our current expectations regarding the size of this offering and the expected net proceeds therefrom, we believe that we will repay all of the outstanding Bridge Facility borrowings with the offering proceeds.

Notes to the unaudited pro forma statements of operations for the six months ended June 30, 2014, page 101

5. We have reviewed your response to comment 17 from our letter dated October 29, 2014. As previously requested, please disclose a description of the specific debt instrument(s) that have been assumed to be repaid in your pro forma statements of operations. Please also explain to us in greater detail the nature of the “acquired debt” adjustment. For example, clarify if the adjustment relates to interest expense related to new debt issuances.

Response

On December 22, 2014, EM LLC entered into the $150.0 million Bridge Facility that was drawn in full as of December 31, 2014. Indebtedness under the Bridge Facility bears interest at a rate that increases by 0.50% on May 22, 2015 and by 0.25% each 90 days thereafter and which was 8.5% as of December 31, 2014. The Bridge Facility consists of a term loan maturing in December 2016. We have added disclosure on page 101 of the Prospectus to include summary information regarding the terms of the Bridge Facility and a cross reference to the more detailed discussion of the terms of the Bridge Facility as set forth elsewhere in the Prospectus.

The acquired debt adjustment represents the elimination of interest expense related to debt not assumed, the elimination of interest expense on terminated financing lease arrangements and a reduction of interest expense related to purchase accounting fair value adjustments for debt assumed in connection with any such future acquisitions. The fair value of debt will be estimated based on market rates for similar project-level debt.

In addition, we expect to repay certain project-level financing arrangements in connection with the completion of the initial public offering, but those instruments have not yet been identified. We expect the Revolver to remain undrawn at the time of the offering.

Securities and Exchange Commission

March 6, 2015

Industry, page 128

Key drivers of solar energy growth, page 131

6. We note your response to comment 3 in our letter dated October 29, 2014 and your disclosure on page 131 that you “believe grid parity has been reached in certain areas within [your] target markets.” Please clarify whether the areas where your initial portfolio and call rights projects are located have achieved grid parity. We note your disclosure that grid parity has been achieved in certain Indian states, such as Maharashtra, for certain industrial customers, but it remains unclear to what extent this information is relevant to your initial portfolio and call rights projects. Please clarify whether grid parity has been achieved or when it is expected to be achieved in Malaysia, South Africa and China. Also, please provide the basis for your expectation that “a number of additional markets in [your] initial target markets will reach grid parity in the coming years,” as disclosed on page 7.

Response

We have revised the disclosure on pages 130 through 131 of the Prospectus in response to the Staff’s comment. Specifically, we indicated that none of the markets in our initial portfolio achieved grid parity at the time that the projects in such markets reached their respective commercial operation date. In addition, we clarified that the reference to grid parity in certain Indian states is relevant to us because our Sponsor is actively pursuing development activities in those regions. Lastly, we indicated that we do not know the specific time frame in which grid parity will be achieved in Malaysia, South Africa, Thailand and China.

We believe that our expectation that a number of additional markets in our initial target markets will reach grid parity in the coming years is supported by recent solar pricing trends, as compared to the commercial price of electricity illustrated by the graphs attached to this letter as Exhibit A, Exhibit B and Exhibit C. We believe these markets are representative of the general trend towards grid parity across many of our initial target markets.

Exhibit A compares the solar energy prices of the Indian projects located in the States of Rajasthan and Tamil Nadu to the commercial price of electricity in these states as of the dates that the bids were won for the projects. This chart illustrates the trend towards grid parity in these Indian jurisdictions.

Exhibit B compares the solar energy prices of the two South African projects to the commercial price of electricity in South Africa as of the dates that the bids were won for the projects. This chart illustrates the trend towards grid parity in South Africa.

Exhibit C compares government-established solar energy prices to the commercial price of electricity in China. This chart illustrates the trend towards grid parity in China.

Securities and Exchange Commission

March 6, 2015

Notes to combined financial statements, page F-19

1. Nature of operations, page F-19

7. We have reviewed your response to comment 30 from our letter dated October 29, 2014. Tell us in sufficient detail how you determined that the holders of equity interests at risk of your Malaysian projects lacked the power through voting or other rights to direct the activities of the project entities that most significantly impact the economic performance of the entities. In doing so, please identify the investments that qualify as equity investments at risk and specify the rights and powers associated with those investments.

Response

For the Malaysian project entity related to Fortune 11, the equity investments at risk consist of investments in ordinary shares (or similar instruments) in which each share has the right of one vote and the majority voting control is held by our local partner, an unrelated third party holding 52% of the ordinary shares. Shareholder loans provided to this entity were not considered to be equity at risk because these instruments are classified as liabilities and cannot participate significantly in the profits of the entity. However, as a result of separate contractual arrangements with our local partner, the Sponsor’s affiliate holds the sole power to appoint all of the board of directors, which has the authority to direct management and operations of the entity, including the execution of management and operating contracts. The ability to enter into management and operating contracts represents the activities of the project entity that most significantly impact the economic performance of the entity. The Sponsor’s affiliate also holds preference shares that serve to allocate to it a majority of the economic rights associated with the project entity. As such, this entity was determined to be a variable interest entity because the holders of majority equity interests at risk lack the power, through voting or other rights, to direct the activities of the project entity that most significantly impact its economic performance.

For Malaysian project entities related to Silverstar Pavilion and Corporate Season, the equity investments at risk consist of investments in ordinary shares (or similar instruments) in which each share has the right of one vote and the majority voting control is held by our local partner, an unrelated third party holding 52% of the ordinary shares. Shareholder loans provided to these entities were not considered to be equity investments at risk because these instruments are classified as liabilities and cannot participate significantly in the profits of the entities. However, as a result of separate contractual arrangements with our local partner, the Sponsor’s affiliates hold the sole power to appoint a majority of the board of directors, which has the authority to direct management and operations of each of the entities, including the execution of management and operating contracts. The Sponsor’s affiliates also hold preference shares that serve to allocate to them a majority of the economic rights associated with the projects. These entities were considered to be “thinly” capitalized because shareholder loans represented a majority of the invested capital, despite investment by shareholders in both shares and shareholder loans.

Securities and Exchange Commission

March 6, 2015

8. Related parties, page F-28

8. We have reviewed your response to comment 31 from our letter dated October 29, 2014 and have the following comments:

•	Please confirm that the $471,000 shareholder loan agreement was a loan receivable pledged to the Third-Party Investor in exchange for consulting services. If our understanding is incorrect, please clarify the nature of this transaction.

Response

We confirm to the Staff that the $471,000 shareholder loan agreement provides for a loan payable to an unrelated third-party investor, which was an obligation originally incurred by our Sponsor and that will be assigned to the Company. In exchange for the loan, the third-party investor has agreed to provide consulting and management services related to the development and preparation of solar energy projects.

•	Please clarify why it appears that the Third-Party Investor’s acquisition of a 44% interest in one of your projects resulted in a $3.3 million term loan payable to the Third-Party Investor.

Response

At the time of formation of our Malaysian project entity related to Silverstar Pavilion, the Sponsor advanced 95% of the shareholder loans, and in return for the third-party investor’s consulting and management services, such investor received a 5% economic interest in the project entity. The third-party investor’s interest was evidenced by $115,000 of preference shares and $471,000 in shareholder loans. Subsequent to formation of the Silverstar Pavilion project entity, the third-party investor provided cash to the Sponsor in exchange for 44% of the (i) shareholder loans (in the amount of $2.9 million) and (ii) preference shares. As a result of these transactions, the third-party investor holds, in the aggregate, a 49% economic interest in the Silverstar Pavilion project entity. The transaction between the Sponsor and the third-party investor impacted the ownership of the Company’s equity and loans, but resulted in no cash proceeds to the Company.

•	Please provide us with the journal entries you used to record the $342,000 of success fees and explain to us why it appeared to result in the increase of both property and equipment and equity. Also clarify why the $342,000 payment capitalized as property and equipment is classified as financing, not investing, cash flows.

Response

The journal entry we used to record the $342,000 of success fees paid by our Sponsor to the third-party investor was as follows:

Payable to parent for $342,000 Success Fees Paid

Debit:  Property and equipment, net

   Credit:  Due to parent and affiliates

Securities and Exchange Commission

March 6, 2015

The Sponsor paid success fees to the third-party investor in exchange for consulting and management services relating to the development and preparation for construction of the solar energy projects. The success fees were paid when the project was approved for construction and entitlement by the Malaysian government. The Sponsor recorded the transaction as an increase in intercompany receivables and a reduction in cash. We correspondingly recorded an increase in our current liabilities “Due to parent and affiliates” and recorded an increase to property and equipment in the amount of $342,000. The Sponsor will capitalize the fees as property and equipment, net.

We do not intend to reimburse the Sponsor for the payment of the success fees. The transaction is recorded as “additions to property and equipment as a result of contributions from shareholders” in the combined statements of cash flows and as “property and equipment” and “net parent investment” in the balance sheet. The transaction is neither recorded as “capital expenditures” nor as “net parent investments” in the statement of cash flows.

*  *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc:	Carlos Domenech Zornoza
Jeremy Avenier
Yana Kravtsova

SunEdison Emerging Markets Yield, Inc.

EXHIBIT A

Source:  Bloomberg New Energy Finance

EXHIBIT B

Source:  Bloomberg New Energy Finance

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EXHIBIT C

Source:  Rates set by the Chinese Government (Solar); Bloomberg New Energy Finance (Commercial and Retail)

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